Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC Weekly Update

June 6, 2005

Residential customers who order SBC Yahoo! DSL Express online qualify for our lowest price ever – a record-breaking $14.95 a month with a 12-month commitment. Our higher-speed SBC Yahoo! DSL Pro is available for only $24.99 a month. This limited-time offer is the best value on the market – and it’s available only at www.sbc.com, our always-open online store. Don’t forget…orders that customers place online are now eligible for ERIC Rewards Points. Have you made a referral lately?

Bucket: Consumer, Finance/Industry/Leadership

Link: http://intranet.sbc.com/newsnow/pronto_news/pr00000311.html

Speaking of ERIC ... Wining new customers for SBC Yellow Pages is another great way to earn ERIC Rewards Points – and these tips can help you make a successful Yellow Pages referral.

Bucket: Consumer, Small and Medium Business, Finance/Industry/Leadership

Link: http://eric.sbc.com/docs/fact_sheets/CodeYellow.pdf

The AT&T merger is a huge opportunity to increase SBC’s presence in fast-growing enterprise markets – and we’ll take full advantage of that opportunity with world-class products, service and customer care. In this interview, Dan Walsh, head of SBC’s sales support efforts, describes the steps we’re taking today to lay the foundation for future success in this key market.

Bucket: Enterprise, Finance/Industry/Leadership

Link: to posting from Joe

Moving season is here – and SBC is helping customers cope with an often difficult process by offering a series of special promotions. Customers can also slash the length of their moving day “to-do” lists by taking advantage of tips and online help available from the SBC Move Center.

Bucket: Customer Experience/Service

Link #1: http://intranet.sbc.com/newsnow/sbc_news/sb00001975.html

Link #2: www.sbc.com/move

Doing business with SBC online is a great idea. Our new employee spokesperson, eLaine, has this suggestion for making the most of our online capabilities.

Bucket: Cost/Expense

Link: http://communications.sbc.com/Epush/downloads/Birds_Eye_View.pdf

Also…

Michigan manager Keith Douglas is a world-class gymnast – and he’s thinking big for the 2005 World Games, where he hopes to bring home the gold.

Bucket: Community

Link: to posting from Mark Polisky

HACEMOS, the Hispanic Association of Communications Employees of SBC, holds its annual conference in Reno from June 24-26.  This year’s theme is HACEMOS: The Silver Lining Within SBC.  For more information or to register, go here.

Bucket: Community

Link: http://ebiz/sbc.com/hacemos/pages/home.cfm.

The SBC Pioneers teamed up with the Freedom Calls Foundation to provide free videoconference calls that link families with loved ones in Iraq.

Bucket: Community

Link: to Family Album photos

Did you know?

At $14.95 a month, SBC Yahoo! DSL is now less expensive than some dial-up services.

Quote of the week

“Regulators must treat all networks equally, rather than distinguishing between different sorts of technologies that provide access, be it cable, fiber, wireless, power line or DSL over copper.”

—The Economist magazine, in a recent editorial about the future of telecommunications regulation

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this news release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially.  A discussion of factors that may effect future results is contained in SBC’s filings with the Securities and Exchange Commission.  SBC disclaims any obligation to update or revise statements contained in this news release based on new information or otherwise.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.